Exhibit 12.1

POWER SOLUTIONS INTERNATIONAL, INC.

COMPUTATION OF EARNINGS TO FIXED CHARGES

(in thousands of dollars)

	Three months ended March 31,		Year ended December 31,
	2015	2014	2013	2012	2011	2010
Earnings available for fixed charges:
Pre-tax (loss) income	$(72)	$34,539	$(14,001)	$10,845	$6,834	$1,935
Distributed equity income of affiliated companies	—	—	—	—	—	—
Add: Fixed charges	765	2,420	1,548	1,848	1,901	2,593
Less: Capitalized interest	—	—	—	—	—	—
Less: Net income - noncontrolling interests	—	—	—	—	—	—

Total Earnings available for fixed charges (1)	$693	$36,959	$(12,453)	$12,693	$8,735	$4,528

Fixed charges:
Interest charged to expense	$489	$1,331	$657	$1,023	$1,340	$2,131
Amortization of capitalized interest expenses related to indebtedness	—	—	—	—	—	—
Portion of rental expense which represents interest factor (2)	276	1,089	891	825	561	462

Total Fixed charges (3)	$765	$2,420	$1,548	$1,848	$1,901	$2,593

Ratio of earnings to fixed charges	n/a	15.27x	n/a	6.87x	4.59x	1.75x

Amount by which earnings are inadequate to cover fixed charges	$72	n/a	$14,001	n/a	n/a	n/a

(1)	For the purpose of calculating the ratio of earnings to fixed charges, earnings consists of (loss) income before income taxes plus fixed charges.
(2)	Estimated interest factor of 33%.
(3)	For the purpose of calculating the ratio of earnings to fixed charges, fixed charges consists of interest expense and an estimate of the portion of rental expense that represents the interest factor.